E-Smart Corp.

7311 OXFORD AVE, PHILADELPHIA, PA, 19111

March 26, 2024

The United States Securities

and Exchange Commission

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mariam Mansaray

Re: E-SMART CORP.

Acceleration Request for Registration Statement on Form S-1 (No. 333-275161)

Dear Ms. Mansaray,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, E-Smart Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (No.  333-275161), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on March 29, 2024, or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

E-SMART CORP.

By: /s/ Diana Vasylenko

Diana Vasylenko, President/ Treasurer/ Secretary
(Principal Executive, Financial and Accounting Officer)